# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Childrens Place, Inc., CIK 0001041859
CUSIP: 168905107
Title of class of securities: Common Shares, par value $0.10 per share
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094
Date of event which requires filing of this statement: 12/16/2025
Amends the filing with accession number 0001104659-24-025002
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Turki Saleh A. AlRajhi, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh, Saudi Arabia (T0), 13521, 966 11 222 2210; Muhammad Asif Seemab, 330 Forest Avenue, Locust Valley, New York (NY), 11560, 516 644 0689

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.3% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.3% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  2. All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.
- Mithaq Global (CIK 0002012114): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.3% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.3% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  2. All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.
- Mithaq Capital (CIK 0001813994): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.3% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.3% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  2. All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,593,236; sole dispositive power 0; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.3% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.3% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below.
  2. All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 103,583; shared voting power 13,593,236; sole dispositive power 103,583; shared dispositive power 13,593,236; aggregate amount beneficially owned 13,593,236 (61.3% of the class)
  Comment: 1. The Reporting Persons (as defined below) other than Snowball (as defined below) are each reporting beneficial ownership of an aggregate of 13,593,236 Common Shares, including beneficial ownership of 1,722 Common Shares held directly by Snowball. The Common Shares stated above as beneficially owned by the Reporting Persons other than Snowball represent approximately 61.3% of the outstanding Common Shares as calculated pursuant to Note 2 below. Snowball beneficially owns 1,722 Common Shares, which represent approximately 0.0% of the outstanding Common Shares as calculated pursuant to Note 2 below. In addition, Mohammed Asif Seemab directly owns 103,583 Common Shares, which were received as a distribution from Mithaq Capital SPC. Mr. Seemab possesses sole voting power and sole dispositive power over such shares, which represent approximately 0.0% of the outstanding Common Shares.
  2. All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.
- SNOWBALL COMPOUNDING LTD. (CIK 0002012119): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,722; sole dispositive power 0; shared dispositive power 1,722; aggregate amount beneficially owned 1,722 (0% of the class)
  Comment: All percentage calculations set forth herein are based upon the 22,167,889 Common Shares stated by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on December 16, 2025 as being issued and outstanding as of the close of business on December 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.10 per share
Name of issuer: Childrens Place, Inc.
Address of issuer's principal executive offices: 500 Plaza Drive, Secaucus, New Jersey (NJ), 07094

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note
This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2024, by that certain Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2024, by that certain Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2024, by that certain Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on September 16, 2024, by that certain Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on October 16, 2024, by that certain Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on February 4, 2025, and by that certain Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on February 6, 2025 (the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 8, the "Schedule 13D") relating to the common shares, par value $0.10 per share (the "Common Shares") of The Children's Place, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 8 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

The Issuer and certain subsidiaries maintain an interest-free, unsecured and subordinated promissory note with Mithaq Capital SPC ("Mithaq"), for a $78.6 million term loan (the "Initial Mithaq Term Loan"), dated February 29, 2024, by and among the Issuer, certain of its subsidiaries, and Mithaq. During the first quarter of the Issuer's Fiscal 2025 (February, March, April 2025), $60.2 million under the Initial Mithaq Term Loan was repaid pursuant to the completion of the Issuer's rights offering on February 6, 2025 ("Rights Offering"), leaving $18.4 million outstanding under the Initial Mithaq Term Loan as of November 1, 2025. The Initial Mithaq Term Loan matures on February 15, 2027 and is guaranteed by certain of the Issuer's subsidiaries.

The Issuer and certain subsidiaries also maintain an unsecured and subordinated promissory note with Mithaq for a $90.0 million term loan (the "New Mithaq Term Loan"; and together with the Initial Mithaq Term Loan, collectively, the "Mithaq Term Loans"), dated April 16, 2024, by and among the Issuer, certain of its subsidiaries, and Mithaq.

The New Mithaq Term Loan matures on April 16, 2027, and requires monthly payments equivalent to interest charged at the SOFR plus 4.000% per annum, with the first year's monthly payments to Mithaq deferred until April 30, 2025. On April 28, 2025, the Issuer and Mithaq entered into Amendment No. 1 to the New Mithaq Term Loan promissory note, which subjected these deferred monthly payments due as of April 30, 2025 to a payment plan, payable in installments prior to the end of Fiscal 2025. The New Mithaq Term Loan is guaranteed by each of the Issuer's subsidiaries that guarantee the Issuer's ABL Credit Facility. For the Third Quarter 2025 and Year-To-Date 2025, the Issuer recognized $1.9 million and $5.6 million, respectively, in interest-equivalent expense related to the New Mithaq Term Loan. For the Third Quarter 2024 and Year-To-Date 2024, the Issuer recognized $2.1 million and $4.6 million, respectively, in interest-equivalent expense related to the New Mithaq Term Loan.

Pursuant to the Issuer's recent refinancing transactions, the Mithaq Term Loans were amended to extend both of their maturity dates to April 16, 2031. The New Mithaq Term Loan was also amended to allow the Issuer to defer its monthly payments upon written notice to Mithaq, and, as an amendment consent fee, its principal amount was increased by $2.7 million to $92.7 million.

During the Third Quarter 2025 and Year-To-Date 2025, the Issuer paid $3.3 million and $6.6 million, respectively, in interest-equivalent charges to Mithaq. These payments were made in the form of Murabaha transactions to be compliant with Shariah law. As of November 1, 2025, February 1, 2025, and November 2, 2024, interest-equivalent expense payable to Mithaq was $5.5 million, $6.5 million, and $4.6 million, respectively.

The Mithaq Term Loans are subject to an amended and restated subordination agreement (as amended from time to time, the "Mithaq Subordination Agreement"), dated as of April 16, 2024, by and among the Issuer and certain subsidiaries, Wells Fargo and Mithaq, pursuant to which the Mithaq Term Loans are subordinated in payment priority to the obligations of the Issuer and its subsidiaries under the Credit Agreement. Pursuant to the Issuer's recent refinancing transactions, the Mithaq Term Loans are also subordinated in payment priority to the obligations of the Issuer and its subsidiaries under the Issuer's senior term loans.. Subject to such subordination terms, the Mithaq Term Loans are prepayable at any time and from time to time without penalty and do not require any mandatory prepayments.

The Mithaq Term Loans contain customary affirmative and negative covenants, including limits on the ability of the Issuer and its subsidiaries to incur certain liens, to incur certain indebtedness, to make certain investments, acquisitions, dispositions or restricted payments, or to change the nature of its business. The Mithaq Term Loans, however, do not provide for any closing, prepayment or exit fees, or other fees typical for transactions of this nature, do not impose additional reserves on borrowings under the Issuer's senior credit agreement, and do not contain certain other restrictive covenants.

The Mithaq Term Loans contain certain customary events of default, which include (subject in certain cases to customary grace periods), nonpayment of principal, breach of other covenants of the Mithaq Term Loans, inaccuracy in representations or warranties, acceleration of certain other indebtedness (including under the Issuer's senior credit agreement), certain events of bankruptcy, insolvency or reorganization, such as a change of control, and invalidity of any part of the Mithaq Term Loans.

On May 2, 2024, the Issuer entered into a commitment letter (the "Commitment Letter") with Mithaq for a senior unsecured $40.0 million credit facility (the "Mithaq Credit Facility"). Under the Mithaq Credit Facility, the Issuer had the ability to request for advances at any time prior to July 1, 2025. On September 10, 2024, the Issuer and Mithaq entered into an Amendment No. 1 to the Commitment Letter, that extended the deadline for requesting advances until July 1, 2026. On September 4, 2025, the Issuer and Mithaq entered into an Amendment No. 2 to the Commitment Letter, that further extended the deadline for requesting advances until July 1, 2027.

If any debt is incurred under the Mithaq Credit Facility, it shall require monthly payments equivalent to interest charged at the SOFR plus 5.000% per annum. Such debt shall be unsecured and shall be guaranteed by certain of the Issuer's subsidiaries. Similar to the Mithaq Term Loans, such debt shall also be subject to the Mithaq Subordination Agreement, contain customary affirmative and negative covenants and contain certain customary events of default. Additionally, such debt shall require no mandatory prepayments and shall mature no earlier than July 1, 2027. As of November 1, 2025, no debt had been incurred under the Mithaq Credit Facility.

Pursuant to the Issuer's recent refinancing transactions, the Mithaq Credit Facility was further amended to extend the deadline for requesting advances until December 16, 2030, and the rate for any monthly payments for borrowings equivalent to interest charged was increased to the SOFR plus 9.000% per annum.

The foregoing descriptions of the Amendment No. 1 to Unsecured Promissory Note to the Initial Mithaq Term Loan, Amendment No. 2 to Unsecured Promissory Note to the New Mithaq Term Loan and Amendment No. 3 to the Commitment Letter are qualified in their entirety by reference to the full texts thereof, copies of which are filed as Ex-10-8, Ex -10-9, and Ex.-10-10, respectively to this Amendment No. 8 and each of which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 8 is incorporated herein by reference.
The number of shares owned by the Reporting Persons (other than Mr. Seemab) reflect a distribution of 103,583 Common Shares by Mithaq, which was immediately before such distribution the direct holder of such shares, to Mr. Seemab, in connection with a redemption of his investment in Mithaq. Immediately before the distribution, such 103,583 shares were also indirectly beneficially owned by Mithaq Global, Mithaq Capital, Turki Saleh A. AlRajhi and Mr. Seemab. Following the distribution, such 103,583 shares are now owned directly by Mr. Seemab and are no longer beneficially owned by any of the other Reporting Persons."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 8 is incorporated herein by reference."
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The information set forth in the Cover Pages and Item 4 of this Amendment No. 8 is incorporated herein by reference."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following paragraph to the end thereof:

"The disclosure set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.
By virtue of the distribution described in Item 5(a), Mr. Seemab directly owns 103,583 Common Shares (the "Seemab Shares"). There is no formal or informal agreement or arrangement among Mr. Seemab and the other Reporting Persons concerning the Seemab Shares, and Mr. Seemab is not restricted in his ability to vote or transfer the Seemab Shares. However, given the relationship between Mr. Seemab and the other Reporting Persons, as well as Mr. Seemab's position as Vice Chairman of the Issuer, Mr. Seemab has stated that he likely will act with respect to the Seemab Shares as the Reporting Persons act with respect to the other Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10-8 - Amendment No. 1 to Unsecured Promissory Note to the Initial Mithaq Term Loan

Exhibit 10-9 - Amendment No. 2 to Unsecured Promissory Note to the New Mithaq Term Loan

Exhibit 10-10 - Amendment No. 3 to the Commitment Letter

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (12/18/2025)
- Mithaq Global: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (12/18/2025)
- Mithaq Capital: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (12/18/2025)
- Turki Saleh A. Alrajhi: Turki Saleh A. Alrajhi, Turki Saleh A. Alrajhi (12/18/2025)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (12/18/2025)
- SNOWBALL COMPOUNDING LTD.: Turki Saleh A. AlRajhi, Turki Saleh A. Alrajhi/Director of Mithaq Capital SPC, the sole stockholder of Snowball Compounding Ltd. (12/18/2025)